Filed pursuant to Rule 424(b)(3)
                                                           SEC File No. 333-2198
PROSPECTUS
                             Up to 1,921,313 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)

      This Prospectus relates to an aggregate of up to 1,921,313 shares (the "Shares") of common stock, $.001 par value (the "Common Stock"), of LaserSight Incorporated, a Delaware corporation (the "Company"), issued or issuable from time to time by the Company. The following 1,741,313 shares (the "Resale
Shares")  are  being  offered  for  sale  from  time  to  time  by  the  selling
shareholders   named  or  to  be  named  in  this   Prospectus   (the   "Selling
Shareholders"):
        (i) up to 151,997 shares (the "Conversion Shares") issuable upon the conversion or exchange of the Company's outstanding Series A Convertible Preferred Stock (the "Preferred Stock"),
        (ii) up to 17,509 shares (the "1996 Warrant Shares") issuable upon the exercise of warrants issued in connection with the Company's private placement of the Preferred Stock in January 1996 (the "1996 Warrants"),
        (iii) 320,218 outstanding shares issued in connection with the Company's acquisition of MEC Health Care, Inc. in October 1995 (the "MEC Shares"),
        (iv) up to 339,550 shares (the "Dividend Shares") issuable as dividends on the Preferred Stock in connection with the conversion or exchange thereof, and
        (v) 912,039 outstanding shares issued upon the conversion of certain shares of Preferred Stock or as dividends thereon (the "Issued Shares").
The actual numbers of Conversion Shares and Dividend Shares will depend on the closing price of the Common Stock shortly before the Preferred Stock is converted or exchanged and, with respect to the Dividend Shares, the amount of dividends accrued on the Preferred Stock. In addition, 180,000 shares have been offered by the Company in connection with the exercise of warrants issued in connection with the Company's initial public offering in 1991. See "The Offering," "Selling Shareholders" and "Plan of Distribution."

      If all of the 1996 Warrants are exercised, the Company would realize $231,994 in proceeds. See "Use of Proceeds." The Company will not receive any proceeds from any sale of Resale Shares by the Selling Shareholders. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of Common Stock, that the Resale Shares may be offered hereby from time to time for the account of Selling Shareholders in transactions on The Nasdaq Stock Market, in negotiated transactions or a combination of both at prices related to prevailing market prices, or at negotiated prices. See "Selling Shareholders" and "Plan of Distribution." The Company will pay the expenses in connection with the registration of the Shares (other than any underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors, if any, to the Selling Shareholders) estimated to be $170,000.

      The Common Stock is traded on The Nasdaq Stock Market under the symbol "LASE." On April 10, 1997, the closing sale price for the Common Stock was $5.75 per share.

THE SHARES INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"  BEGINNING ON PAGE
5.
                                  ------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                 The date of this Prospectus is April 14, 1997.

                                TABLE OF CONTENTS
                                -----------------


Documents Incorporated by Reference                 Description of Capital Stock
The Company                                         Plan of Distribution
The Offering                                        Selling Shareholders
Risk Factors                                        Legal Matters
Use of Proceeds                                     Experts
Capitalization                                      Available Information


         No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offerings described herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling
Shareholder. Neither the delivery of this Prospectus nor any offer, sale or exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs or operations of the Company since the date of this Prospectus, or that the information herein is correct as of any time subsequent to such date.

                       DOCUMENTS INCORPORATED BY REFERENCE
                       -----------------------------------

     The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference in this Prospectus:

     A. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     B. The Company's Current Reports on Form 8-K filed on February 25, March 18, March 27, and April 8, 1997; and

     C. The description of the Common Stock contained in the Company's Form 8-A/A (Amend. No. 2) filed with the Commission on April 26, 1996.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this Prospectus by reference modifies or replaces such statement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference into the information that this Prospectus incorporates). Written requests for such copies should be directed to Secretary, LaserSight Incorporated, 12161 Lackland Road, St. Louis, Missouri 63146; telephone no:
(314) 469-3220.

                                   THE COMPANY
                                   -----------

     LaserSight Incorporated and its subsidiaries (collectively, "LaserSight" or the "Company") operate in two major operating segments: technology and health care services. The Company's principal wholly-owned subsidiaries include:
LaserSight Technologies, Inc. ("LaserSight Technologies"), MRF, Inc. ("MRF" or "The Farris Group"), MEC Health Care, Inc. ("MEC"), and LSI Acquisition, Inc. ("NNJEI").

     The technology segment of the Company's operations includes LaserSight Technologies and related subsidiaries. These entities develop, manufacture and market ophthalmic lasers with a galvanometric scanning system primarily for use in performing photorefractive keratectomy ("PRK") which utilizes a one millimeter scanning laser beam to ablate microscopic layers of corneal tissue in order to reshape the cornea and to correct the eye's point of focus in persons with myopia (nearsightedness), hyperopia (farsightedness) and astigmatism.

     The health care services segment includes MEC, NNJEI and MRF. MEC is a total vision care managed care company which manages complete vision care programs for health maintenance organizations ("HMOs") and other insured enrollees. NNJEI is a physician practice management company which currently manages the ophthalmic practice known as "Northern New Jersey Eye Institute" under a service agreement. MRF is a consulting firm that develops and implements vertical integration strategies for hospitals and managed care companies, including the identification, negotiation and acquisition of physician practices and the development of physician networks.

     The Company was incorporated in Delaware in September 1987, but was inactive until June 1991. In April 1993, the Company acquired its LaserSight Centers Incorporated ("LaserSight Centers") subsidiary in a stock-for-stock exchange. In February 1994, the Company acquired the stock of MRF, Inc. in exchange for stock of the Company, cash and a promissory note. In July 1994, the Company was reorganized as a holding company. In October 1995, the Company acquired its MEC subsidiary in a merger. In July 1996, the Company acquired the assets of the ophthalmic practice known as the Northern New Jersey Eye Institute through a subsidiary.

     As used herein, the term the "Company" refers to LaserSight Incorporated and its subsidiaries, unless the context otherwise requires. The Company's principal offices and mailing address are 12161 Lackland Road, St. Louis, Missouri 63146, and its telephone number is (314) 469-3220.

                                  THE OFFERING
                                  ------------


Shares outstanding as of April 10, 1997         9,360,560 shares

Common Stock Offered by Selling Shareholders:
---------------------------------------------
Issued through April 10, 1997 upon conversion
of Preferred Stock                              863,739 shares

Issuable upon conversion or exchange of four    Minimum:   14,104 shares
(4) outstanding shares of Preferred Stock       Maximum:  151,997 shares(1)
outstanding at April 10, 1997

Issued through April 10, 1997 as dividends
on Preferred Stock                              48,300 shares

Issuable as dividends on outstanding
Preferred Stock                                 To  be  determined.(2)   For
                                                example,  assuming  a single
                                                conversion date for the
                                                remaining Preferred  Stock and a
                                                Common Stock price history at
                                                such  date identical to that at
                                                April 8, 1997 ($5.8125 per
                                                share),   the  number  of
                                                Dividend Shares could vary
                                                as follows:

                                                Assumed                 Dividend
                                                Conversion Date         Shares
                                                ---------------         ------
                                                5/10/97                 4,569
                                                9/10/97                 5,726
                                                1/10/98                 6,876

Issuable upon exercise of 1996 Warrants         17,509 shares

Issued in connection with MEC acquisition       320,218 shares


1 In the event of a conversion, the number of shares issuable will equal (i) the aggregate purchase price of the shares of Preferred Stock converted ($50,000 per share) divided by (ii) a conversion price equal to the lesser of $14.18 or 85% of the average closing price of the Common Stock during the five trading days preceding such conversion. In the event of an exchange of all of the outstanding Preferred Stock for Common Stock, the number of shares of Common Stock issuable would be the number determined pursuant to the preceding sentence increased by a premium equal to 35% as of January 10, 1997 and increasing ratably thereafter to 65% on January 10, 1998. In no event will the aggregate number of such shares issued in connection with all past and future conversions or exchanges of Preferred Stock exceed 1,015,736. See "Description of Capital Stock -- Preferred Stock."
2 The actual number of shares issuable as dividends on Preferred Stock will equal the amount of dividends acrued (at the rate of 10% per year) on the Preferred Stock through the date of the conversion or exchange thereof, divided by the market price of the Common Stock on the date preceding such event, but the aggregate number of dividend shares issued in connection with all past and future conversions of Preferred Stock will not exceed 387,850 shares. See "Description of Capital Stock -- Preferred Stock."

Other
-----
Risk Factors                                    The  Shares   involve  a  high
                                                degree  of  risk.  Investors
                                                should carefully consider  the
                                                information set forth under
                                                "Risk Factors."

Proceeds to the Company if 1996 Warrants
exercised in full                               $231,994

Use of proceeds                                 Working capital; general
                                                corporate purposes.

The Nasdaq Stock Market trading symbol          LASE

                                  RISK FACTORS
                                  ------------

        The Shares offered hereby involve a high degree of risk. In addition, this Prospectus contains forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) which involve risks and uncertainties. Included in the following Risk Factors are factors that could affect the Company's actual results and could cause the Company's actual results to differ in material respects from the results discussed in any forward-looking statements made by, or on behalf of, the Company in this Prospectus and the documents incorporated by reference herein. In addition to the other information contained or incorporated by reference in this Prospectus, potential purchasers of the Shares should carefully consider the following risk factors:


Company-Related Uncertainties
-----------------------------

        Operating Results. The Company incurred a loss of $4,074,369 for 1996. Although the Company achieved profitability in 1995 and 1994, the Company incurred losses in the three prior years. As of December 31, 1996, the Company had an accumulated deficit of $4,612,830. There can be no assurance that the Company can regain or sustain profitability.

        Receivables. At December 31, 1996, the Company's trade accounts and notes receivable aggregated approximately $11,238,000, net of total allowances for collection losses and returns of approximately $1,507,000. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,524,000 at December 31, 1996. Exposure to collection losses on technology-related receivables is principally dependent on its customers ongoing financial condition and their ability to generate revenues from the Company's laser systems. The Company's ability to evaluate the financial condition of prospective customers located outside of the United States is generally more limited than for customers located in the United States. The Company monitors the status of its receivables and maintains a reserve for estimated losses. The Company's operating history has been relatively short. There can be no assurance that the current reserves for estimated losses ($1,350,000 at December 31, 1996) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's financial condition and results of operations.

        Possible Issuance of Stock--LaserSight Centers. The Company has agreed, based on a previously-reported acquisition agreement (the "Centers Agreement") entered into in 1993 and modified in July 1995 and March 1997, to issue to the former shareholders and option holders (including two trusts related to the Chairman of the Board of the Company and certain former officers and directors of the Company) of LaserSight Centers, the Company's development-stage subsidiary, up to 600,000 unregistered shares of Common Stock (the "Centers Earnout Shares") based on the Company's future pre-tax operating income through March 2002 from performing PRK, PTK or other refractive laser surgical procedures. The Centers Earnout Shares are to be issued at the rate of one share per $4.00 of such operating income. There can be no assurance that the issuance of Centers Earnout Shares will be accompanied by an increase in the Company's per share operating results. The Company is not obligated to pursue strategies that may result in the issuance of Centers Earnout Shares. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Centers Earnout Shares.

        Possible Issuance of Stock--Florida Laser Partners. Based on a previously-reported royalty agreement entered into in 1993 and modified in July 1995 and March 1997, the Company is obligated to pay to a partnership whose partners include the Chairman of the Board of the Company and certain former officers and directors of the Company a royalty of up to $43 (payable in cash or shares of Common Stock based on its then-current market value (the "Royalty Shares")), for each eye on which laser refractive optical surgical procedure is conducted on an excimer laser system owned or operated by LaserSight Centers or its affiliates. This payment obligation does not arise until the earlier of March 2002 or the delivery of the remaining Centers Earnout Shares. There can be no assurance that the issuance of Royalty Shares will be accompanied by an increase in the Company's per share operating results. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Royalty Shares.

        Possible Issuance of Stock--The Farris Group. To the extent that an earnout provision relating to the Company's acquisition of The Farris Group in 1994 is satisfied based on certain pre-tax income targets through December 31, 1998, the Company would be required to issue to the former owner of such company (Mr. Michael R. Farris, the President and Chief Executive Officer of the Company) an aggregate of up to 750,000 shares of Common Stock (collectively, the "Farris Earnout Shares"). To date, 406,700 Farris Earnout Shares have been issued based on the operating results of the Farris Group through December 31, 1995. As a result of the loss incurred by The Farris Group during 1996, no Farris Earnout Shares became issuable for such year. If additional Farris Earnout Shares become issuable, goodwill and the resulting amortization expense will increase.

        Contingent Commitments to Issue Additional Shares. The Company has agreed in connection with its acquisition of the assets of the Northern New Jersey Eye Institute in July 1996 to issue up to 102,798 additional shares of Common Stock if the fair market value of the Common Stock in July 1998 is less than $15 per share. In connection with its proposed acquisition of Intermountain Managed Eyecare, L.L.C., the Company expects to issue up to 78,750 additional shares of Common Stock or pay up to $157,500 in cash if the fair market value on the second anniversary of the closing date of the 80,000 shares of Common Stock expected to be issued in connection with the acquisition is less than $5.94 per share. The Company may from time to time in the future include similar provisions in other acquisitions. Investors who benefit from such provisions effectively receive limited protection from declines in the market price of the Common Stock, but other investors can expect to incur dilution of their ownership interest in the event of a decline in the price of the Common Stock.

        Possible additional capital. The Company may seek alternative sources of capital to fund its product development activities, to fund the $14.9 million purchase price for its purchase of certain patents from IBM (see "-- Purchase of Patent Rights from IBM" below) to consummate future strategic acquisitions, and to accelerate its implementation of managed care strategies. Except for the asset-backed financing of up to $8 million from Foothill Capital, which closed on April 1, 1997, the Company has no present commitments to obtain such capital, and no assurance can be given that the Company will be able to obtain additional capital on terms satisfactory to the Company. To the extent that future financing requirements are satisfied through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. The Foothill Capital financing or other debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns.

        Dependence on Key Personnel. The Company is dependent on its executive officers and other key employees, especially Michael R. Farris, its President and Chief Executive Officer. A loss of one or more such officers or key employees, especially of Mr. Farris, could have a material adverse effect on the Company's business. The Company does not currently carry "key man" insurance on Mr. Farris or any other officers or key employees.

Health Care Services-Related Uncertainties
------------------------------------------

        Risks   Associated  with  Managed  Care  Contracts.   As  an  increasing
percentage of optometric and ophthalmologic patients are coming under the control of managed care entities, the Company believes that its success will, in part, depend on the Company's ability to negotiate contracts with HMOs, employer groups and other private third-party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Under some of such agreements, the eye care provider accepts a predetermined amount per month per patient in exchange for providing all necessary covered services to the enrolled patients. Such contracts pass much of the risk of providing care from the payor to the provider. The proliferation of such contracts in markets served by the Company could result in greater predictability of revenues, but greater unpredictability of expenses. There can, however, be no assurance that the Company will be able to negotiate satisfactory arrangements on a risk-sharing or capitated basis. In addition, to the extent that patients or enrollees covered by such contracts require more frequent or extensive care than anticipated, operating margins may be reduced or, in the worst case, the revenues derived from such contracts may be insufficient to cover the costs of the services provided. As a result, the Company may incur additional costs, which would reduce or eliminate anticipated earnings under such contracts and could have a material adverse affect on the Company's results of operations.

        Health Care Regulation. The health care industry is subject to "anti-referral" and "anti-kickback" laws governing patient referrals, and other laws concerning fee splitting with non-physicians. Although LaserSight believes that its operations are in substantial compliance with existing applicable laws, LaserSight's business operations have not been the subject of judicial or regulatory review. There can be no assurance that such a review of LaserSight's business would not result in determinations that could adversely affect the operations of LaserSight or that the health care regulatory environment will not change so as to restrict LaserSight's existing operations or their expansion. Aspects of certain health care reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, if adopted, could adversely affect LaserSight.

        Insurance Regulation. Federal and State laws regulate insurance companies, HMOs and other managed care organizations. Many states also regulate the establishment and operation of networks of health care providers. Generally, these laws do not apply to the hiring and contracting of physicians by other health care providers. There can be no assurance that regulators in the states in which the Company operates would not apply these laws to require licensure of the Company's health care operations as an HMO, an insurer or a provider network. The Company believes that it is in compliance with these laws in the states in which it presently does business, but there can be no assurance that interpretations of these laws by the regulatory authorities in these states or in the states in which the Company may expand its managed care operations will not require licensing or a restructuring of some or all of the Company's managed care operations, or that if licensing is required, that the Company could complete such licensing in a timely manner. In addition, there can be no assurance that the Company's strategy to expand its managed vision care business will not subject it to regulation in other states.

Technology-Related Uncertainties
--------------------------------

        Government Regulation. The Company's laser products are subject to strict governmental regulations which materially affect the Company's ability to manufacture and market these products and directly impact the Company's overall prospects. All laser devices to be marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the U.S. Food and Drug Administration (the "FDA"). Such Act imposes design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. The Company's laser systems produced for medical use will require pre-market approval by the FDA if marketed in the United States. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device. In addition, laser products marketed in foreign countries are often subject to local laws governing health product development processes which may impose additional costs for overseas product development. The Company cannot determine the costs or time it will take to complete the approval process and the related clinical testing for its medical laser products. Future legislative or administrative requirements in the United States, or elsewhere, may adversely affect the Company's ability to obtain or retain regulatory approval for its laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

        Purchase of Patent Rights from IBM. On February 11, 1997 the Company executed an agreement with IBM for the purchase of certain IBM patents relating to ultraviolet light ophthalmic products and procedures for ultraviolet ablation and IBM's patent license agreements with Summit Technology, Inc. and VISX, Inc. The purchase price is $14.9 million, payable in cash on July 1, 1997. LaserSight is exploring various alternatives to enable it to fund the purchase price. There can be no assurance that such funding will be available. If the transaction does not close on or before July 1, 1997, IBM may terminate the agreement. In such event, LaserSight would be obligated to deliver to IBM shares of Common Stock and/or cash with an aggregate value of $1 million as of July 1, 1997.

        Uncertainty Concerning Patents. Should LaserSight Technologies' lasers be found to infringe upon any valid and enforceable patents held by VISX or Summit Technologies in certain international markets, or by Pillar Point Partners in the U.S., then LaserSight Technologies may be required to license such technology from them. Should such licenses not be obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its PRK-UV lasers in these countries where patents are in effect.

        Competition. The vision correction industry is subject to intense, increasing competition. The Company competes against both alternative and traditional medical technologies (such as eyeglasses, contact lenses and radial keratotomy ("RK")) and other laser manufacturers. Many of the Company's competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known. A number of lasers manufactured by other companies have either received, or are much further advanced in the process of receiving, FDA approval for specific procedures, and, accordingly, may have or develop a higher level of acceptance in some markets than the Company's lasers. The entry of new competitors into the markets for the Company's products could cause downward pressure on the prices of such products and a material adverse effect on Company's business, financial condition and results of operations.

        Technological Change. Technological developments in the medical and laser industries are expected to continue at a rapid pace. Newer technologies and surgical techniques could be developed which may offer better performance than the Company's laser systems. The success of any competing alternatives to PRK could have a material adverse effect on the Company's business, financial condition and results of operations.

        Uncertainty of Market Acceptance. The Company believes that its achievement of profitability and growth will depend in part upon broad acceptance of PRK or LASIK in the United States and other countries. There can be no assurance that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be affected adversely by their cost, possible concerns relating to safety and efficacy, general resistance to surgery, the effectiveness and lower cost of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, the current lack of third-party reimbursement for the procedures, any future unfavorable publicity involving patient outcomes from use of PRK or LASIK systems, and the possible shortages of ophthalmologists trained in the procedures. The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

        International Sales. International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. To date, all sales made by the Company have been denominated in U.S. dollars. Due to its export sales, however, the Company is subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the price in local currencies of the Company's products. This could in turn result in longer payment cycles and greater difficulty in collection of receivables. See "--Receivables" above. Although the Company has not experienced any material adverse effect on its operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's operations in the future or require the Company to modify its current business practices.

        Potential Product Liability Claims; Limited Insurance. As a producer of medical devices, the Company may face liability for damages to users of such devices in the event of product failure. The testing and use of human care products entails an inherent risk of negligence or other action. An award of damages in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains product liability insurance, there can be no assurance that any such liability of the Company will be included within its insurance coverage or that damages will not exceed the limits of its coverage. The Company's current insurance coverage limitation is $1,000,000.

        Manufacturing Risks. The Company contracts with third parties for certain components used in its lasers. Several of these components are currently provided by a single vendor. If any of these sole-source suppliers were to cease providing components to the Company, the Company would have to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. An interruption in the supply of laser components, could have a material adverse effect on the Company's business, financial condition and results of operations.

        Backlog; Concentration of Sales at End of Quarter. The Company has historically operated with little or no backlog because its products are generally shipped as orders are received. Historically, the Company has received and shipped a significant portion of its orders for a particular quarter near the end of the quarter. As a result, the Company's operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Any delay in such orders or shipments may cause a significant fluctuation in period-to-period operating results.

                                 USE OF PROCEEDS
                                 ---------------

        If all of the 1996 Warrants (with an exercise price of $13.25 per share) are exercised, the Company will realize proceeds in the amounts of $231,994. Such proceeds will be contributed to the working capital of the Company and used for general corporate purposes. The Company will not receive any proceeds from any resale of the Resale Shares by the Selling Shareholders.

                                 CAPITALIZATION
                                 --------------

        The following table sets forth (i) the actual capitalization of the Company at December 31, 1996, including the Preferred Stock, and (ii) the capitalization of the Company at December 31, 1996, as adjusted to reflect the effect of (x) the conversion of four (4) shares of Preferred Stock on April 9, 1997 and (y) the assumed conversion of the four (4) remaining shares of Preferred Stock into Common Stock and the related issuance of Dividend Shares based on the assumptions indicated in the footnotes to the table.

                                                           December 31, 1996
                                                           -----------------
                                                       Actual     As Adjusted(1)
                                                       ------     --------------
Capital Lease Obligations (excluding current
portion)                                              $641,623      $641,623

Stockholders' equity:

Convertible preferred stock, par value $.001
    per share; authorized 10,000,000 shares;
    actual, 8 shares; as adjusted, 0 shares                --             --

Common stock, par value $.001 per share;
    authorized 20,000,000 shares; actual 8,454,266
    shares; as adjusted, 8,533,164 shares (2)           8,454          8,533

Additional paid-in capital                         30,080,560     30,080,481

Obligation to issue common stock                    3,065,056      3,065,056

Stock subscription receivable                     (1,140,000)    (1,140,000)

Accumulated deficit                               (4,612,830)    (4,612,830)

Less treasury stock, at cost; 170,200 shares        (632,709)      (632,709)
                                                    ---------      ---------
Total capitalization and stockholders' equity     $27,410,154    $27,410,154
                                                  ===========    ===========

(1) Adjusted to give effect to (i) the actual conversion of four (4) shares of the Preferred Stock into 39,303 shares of Common Stock on April 9, 1997, including Dividend Shares; (ii) the conversion of four (4) shares of the Preferred Stock into 35,026 shares of Common Stock as of May 10, 1997 based on an assumed price history for the Common Stock as of such date identical to its actual price as of April 8, 1997; and (iii) the issuance of 4,569 Dividend Shares based on an assumed conversion date of May 10, 1997 and an assumed price history for the Common Stock as of such date identical to its actual price as of April 8, 1997 ($5.8125). The totals exclude the aggregate proceeds of $231,994 that would be received if the 1996 Warrants were exercised in full. The actual number of Conversion Shares and Dividend Shares may vary from the amounts shown. See "The Offering."

(2) Does not include (i) 625,000 shares issued in March 1997 pursuant to an amendment to the acquisition agreement for the Company's 1993 acquisition of LaserSight Centers and (ii) 406,700 shares issued in April 1997 pursuant to an earnout provision relating to the Company's acquisition of the Farris Group in 1994.

                          DESCRIPTION OF CAPITAL STOCK
                          ----------------------------

        The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and By-Laws.

        The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of April 10, 1997, 9,360,560 shares of Common Stock were outstanding (not including outstanding options to acquire Common Stock or any shares of Common Stock issuable upon the conversion or exchange of Preferred Stock). As of April 10, 1997, the only shares of preferred stock outstanding were four (4) shares of the Preferred Stock.

Common Stock
------------

        Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

Preferred Stock
---------------

        The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue.

        On January 10, 1996, the Company issued and sold 116 shares of the Preferred Stock at a price of $50,000 per share. The Preferred Stock is convertible at any time into shares of Common Stock at the option of the holders thereof through January 10, 1998 ("optional conversion"). Any shares of Preferred Stock that remain outstanding on January 10, 1998 will automatically be converted into shares of Common Stock. The conversion price will equal the lesser of $14.18 per share of Common Stock or 85% of the average closing price of the Common Stock during the five trading days preceding the conversion date. The conversion price as of any date shall not be less than the highest price that, if all shares of Preferred Stock then outstanding were converted at such price, would result in the issuance of a number of shares of Common Stock that, when added to the number of shares of Common Stock issued in connection with all previous conversions of Preferred Stock, would exceed 1,015,736. In addition, if the conversion price in effect at the time of any optional conversion is less than or equal to a cash option price of $10.00 per share, subject to anti-dilution adjustments, the Company shall have the right, but not the obligation, to redeem for cash any or all of the shares of Preferred Stock surrendered for conversion in an amount equal to $57,500 per share to be so redeemed. The Company can, subject to certain conditions, electto redeem all of the Preferred Stock then outstanding for cash at a premium of 35% increasing ratably from January 10, 1997 to 65% on January 10, 1998. The Company can, subject to certain conditions, cause the exchange of all of the Preferred Stock for shares of Common Stock at a premium equal to 35% on January 10, 1997 and increasing ratably thereafter to 65% on January 10, 1998. Dividends on the Preferred Stock accrue at an annual rate of 10% and are payable in cash or shares of Common Stock, at the option of the Company, at the time of conversion or redemption of the Preferred Stock. The Company will not issue more than 387,850 shares of Common Stock in payment of dividends on the Preferred Stock. Each outstanding share of Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $50,000 plus the amount of unpaid dividends accrued on such share.

Delaware Law and Certain Charter Provisions
-------------------------------------------

        The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. In addition, the By-laws of the Company may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Company's Board of Directors.

        The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors' and officers' liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

        The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Warrants
--------

        In connection with the private placement of Preferred Stock on January 10, 1996, the Company issued to its placement agent, Spencer Trask Securities Incorporated ("Spencer Trask") and to an assignee of Spencer Trask, the 1996 Warrants to purchase an aggregate of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

                              PLAN OF DISTRIBUTION
                              --------------------

        Sale by the Selling Shareholders--Conversion Shares. The Company will issue the Conversion Shares upon the conversion from time to time of the four
(4) shares of Preferred Stock presently outstanding by the holders thereof pursuant to the terms of the Preferred Stock. The Company may at its option require the holders of any shares of Preferred Stock to exchange such shares for Conversion Shares. Any shares of Preferred Stock not so converted or exchanged before January 10, 1998 will be automatically converted into Conversion Shares on such date. The Company will receive no proceeds from the resale of the Conversion Shares.

        Sale by the Selling Shareholders--1996 Warrant Shares. The Company will issue Shares from time to time upon the exercise of the 1996 Warrants by the holders thereof. The Company will receive from such holders the exercise price of the 1996 Warrants upon such exercise. The Company will not receive any of the proceeds from resales of the 1996 Warrant Shares. The Preferred Stock and 1996 Warrants were issued by the Company in a private placement in January 1996. See "Description of Capital Stock."

        Sale by the Selling Shareholders--Dividend Shares. The Company will issue the Dividend Shares in accordance with the terms of the Preferred Stock. The Dividend Shares accrue from the date of issuance of the Preferred Stock and will become payable either (i) upon the voluntary or automatic conversion of Preferred Stock by a holder thereof or (ii) the exchange of the Preferred Stock by the Company as provided by the terms of the Preferred Stock. See "Description of Capital Stock."

        Sale by the Selling Shareholders--Issued Shares. The Company has issued 912,039 shares of Common Stock (the Issued Shares) upon the conversion of 112 shares of Preferred Stock through April 10, 1997 and as dividends upon such converted shares of Preferred Stock. See "The Offering."

        Sale by the Selling Shareholders--MEC Shares. In October 1995, the Company acquired all of the issued and outstanding shares of the common stock of MEC. As part of the consideration for that acquisition, the Company issued 543,464 shares of restricted Common Stock to two persons then-unrelated to the Company. Only 320,218 of such shares are being offered for resale pursuant to this Prospectus (the MEC Shares).

        The Conversion Shares, the 1996 Warrant Shares, the Dividend Shares, the Issued Shares and the MEC Shares are collectively referred to in this Prospectus as the "Resale Shares". The Resale Shares are, or upon issuance will be, "restricted securities" for purposes of the Securities Act.

        Pursuant to this Prospectus, holders of the Resale Shares may resell from time to time all or a portion of such Resale Shares. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of Common Stock and that in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of both, at prices related to such prevailing market prices at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Resale Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Resale Shares for which such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation may be in excess of customary commissions).

        In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with by the Company and the Selling Shareholders.

        The Selling Shareholders and any broker-dealer who acts in connection with the resale of the Resale Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and/or profit on any resale thereof as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

        A supplement to this Prospectus will be filed, if required, pursuant to Rule 424 under the Securities Act disclosing (a) the name of the participating broker-dealer(s); (b) the number of Resale Shares involved; (c) the price at which such shares were sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and (e) other facts material to the transaction, including the name(s) and other information regarding the applicable Selling Shareholder(s).

                              SELLING SHAREHOLDERS
                              --------------------

        The following table sets forth certain information with regard to the beneficial ownership of Preferred Stock by the Selling Shareholders, the beneficial ownership of Common Stock by the Selling Shareholders (where indicated by footnote, on a pro forma basis as of April 9, 1997 as if the outstanding shares of Preferred stock had been converted into Common Stock as of such date), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus. See "The Offering."


                                                                                            Common Stock Beneficially
                                                                                            Owned After the Offering
                                                         Common Stock                       ------------------------
                                        Shares of        Beneficially       Shares of
                                     Preferred Stock      Owned Prior       Common Stock      Number      Percent of
Selling Shareholder                  Presently Owned      to Offering       to be sold       of Shares    Outstanding*
-------------------                  ---------------      -----------       ----------       ---------    ------------
Banque Edouard Constant (1)                 --                458,214         458,214        --               --
Reg-S Investment Fund Ltd.                  --                 47,830          47,830        --               --
Wood Gundy London Ltd.                      --                236,783         236,783        --               --
OTA Limited Partnership                     --                 26,419          26,419        --               --
Interportfolio                              --                 87,531          87,531        --               --
Selfridge Limited Partnership               --                 16,637          16,637        --               --
Hull Overseas Ltd.(2)                        4                 77,929          77,929        --               --
Spencer Trask Securities
    Incorporated(3)                        N/A                  9,630           9,630        --               --
Jules Marx (3)                             N/A                  7,879           7,879        --               --
Mark B. Gordon, O.D.                       N/A                271,732         160,109     111,623            1.2%
Howard H. Levin, O.D.                      N/A                271,732         160,109     111,623            1.2%

--------------

*  Without giving effect to the exercise of the 1996 Warrants offered hereby.

1 Formerly known as Banque Scandinave en Suisse. Based on information available to the Company and the representations of the Selling Shareholder, such holdings of record of Preferred Stock are held for the account of certain clients of Banque Edouard Constant.

2 As of the date of this Prospectus, Hull Overseas Ltd. ("Hull") had acquired 38,625 shares of Common Stock. The 39,304 share difference between such number and the number of shares of Common Stock indicated in the table represents the pro forma number that would have been held by Hull if it had converted all of its shares of Preferred Stock into Common Stock as of April 9, 1996. The actual number of shares of Common Stock to be received by Hull, which may be more or less than 39,304 and will be reflected in a supplement to this Prospectus following the conversion by Hull of its remaining shares of Preferred Stock.

3 Assumes the exercise in full by such Selling Shareholder of a warrant to purchase Common Stock. See "Description of Capital Stock--Warrants."

                                  LEGAL MATTERS
                                  -------------

        The legality of the Shares offered hereby has been passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                     EXPERTS
                                     -------

        The consolidated financial statements of LaserSight Incorporated and subsidiaries as of December 31, 1995 and for the year then ended have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of LaserSight Incorporated and subsidiaries for the year ended December 31, 1994 have been incorporated herein and in the Registration Statement in reliance upon the report of Lovelace, Roby & Company, P.A., independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION
                              ---------------------

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits and the schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any document referred to are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the Commission, as well as other reports, proxy statements and other information filed by the Company may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C., and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York, and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material can be obtained, upon payment of prescribed fees at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.